Consent of Independent Auditors





The Shareholders and Board of Directors of
The E*TRADE Funds:

To the Interestholders and Board of Trustees of Master Investment Portfolio:

We consent to the use of our report dated February 9, 2001 on the statements of assets and liabilities of Bond Index Master Portfolio, Extended Index Master Portfolio, International Index Master Portfolio, Money Market Master Portfolio, Russell 2000 Index Master Portfolio and S&P 500 Index Master Portfolios (six portfolios of Master Investment Portfolio) as of December 31, 2000, and the related statements of operations, statements of changes in net assets and financial highlights for each of the years or periods presented in the annual report, incorporated by reference in Post-Effective Amendment No. 30, to Registration Statement (No. 333-66807) on Form N-1A under the Securities Act of 1933.



/s/  KPMG LLP
-------------------------


San Francisco, California
April 26, 2001